Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section I

November 1, 2021

Merrill Lynch International - Response to Question 11 of Form SBSE-A Schedule B, Section I describe any other financial services industry-related, non-securities business briefly

MLI's non-securities related financial services including, among others, Swap Dealer activities, safekeeping and administration of financial instruments for the account of clients, including custodianship and related services; granting credits or loans to an investor to carry out a transaction in one or more financial instruments; advice to undertakings on capital structure, industrial strategy and related matters and advice and services relating to mergers and the purchase of undertakings; foreign exchange services where these are connected to the provision of investment services; investment research and financial analysis or other forms of general recommendation relating to transactions in financial instruments; and services related to underwriting. In this context, 'financial instrument' is broadly: transferable securities, money market instruments, units in collective investment schemes, and derivatives on the foregoing and a wide range of non-securities based underliers.